03011879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 29549

OMB APPROVAL
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SEC FILE NUMBER
8-31957

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Financial Security, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

560 Route 303, Suite 202
(No. and Street)

Orangeburg	New York	10962
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Moore 845-398-3200
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report

Donahue Associates, LLC.

27 Beach Road, Suite C05A, Monmouth Beach, NJ 07750
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ___ Public Accountant
- ___ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemptions from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH, D.C. 155

OATH OR AFFIRMATION

I, Stephen Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Coastal Financial Security, Inc., as of December 31, 2002 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MORRIN BASS
NOTARY PUBLIC, State of New York
No. 01BA6048782
Qualified in New York County
Commission Expires October 2, 20 06

2-27-03

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes)

x	(a) Facing page
x	(b) Statement of Financial Condition
x	(c) Statement of Income (Loss)
x	(d) Statement of Changes in Financial Condition
x	(e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital
	(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g) Computation of Net Capital
x	(h) Computation for determination of reserve Requirement Pursuant to Rule 15c3-3
	(i) Information relating to Possession or control requirements Under Rule 15c3-3
x	(j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l) Oath or Affirmation
	(m)A copy of the SIPC Supplemental Report
	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)*

DONAHUE ASSOCIATES, L.L.C.
27 Beach Road, Suite C05A
Monmouth Beach, NJ 07750
Phone: 732-229-7723

Independent Auditors' Report

The Board of Directors and the Shareholder of
Coastal Financial Security, Inc.

We have audited the accompanying balance sheet of Coastal Financial Security, Inc. as of December 31, 2002 and the related statements of operations and changes in shareholder equity and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Financial Security, Inc. as of December 31, 2002 and the results of operations, changes in shareholders' equity and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the other schedules contained in the form FOCUS Part IIA is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures described above and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the regulations of the National Association of Securities Dealers.

Monmouth Beach, NJ.
February 18, 2003

Coastal Financial Security, Inc.
Balance Sheet
As of December 31, 2002

ASSETS	
Current assets:	
Cash	$11,469
Prepaid expense	135
Total Current Assets	11,604
Total Assets	$11,604
LIABILITIES & SHAREHOLDER'S EQUITY	
Current liabilities:	
Accrued expenses	$4,997
Total Current Liabilities	4,997
Shareholder's Equity:	
Common stock,$1 par value;100 shares authorized, 100 shares issued and outstanding	100
Additional paid in capital	96,915
Retained deficit	(90,408)
Total shareholder's equity	6,607
Total Liabilities & Shareholder's Equity	$11,604

Please see the notes to the financial statements.

Coastal Financial Security, Inc.
Statement of Operations
For the Year Ended December 31, 2002

Brokerage revenue	$1,179
Less commission expense	(955)
Gross profit	224
General and administrative expenses	
Salaries and benefits	32,500
Administrative expenses	13,117
Total general and administrative expenses	45,617
Net loss before income tax provision	(45,393)
Provision for income tax	0
Net loss	($45,393)

Please see the notes to the financial statements.

Coastal Financial Security, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Operating Activities:	
Net loss	($45,393)
Changes in other operating assets and liabilities:	
Prepaid expenses	(135)
Other asset	7,111
Accrued expenses	4,997
Net cash used by operations	(33,420)
Financing Activities:	
Capital contributed by shareholder	37,889
Net cash provided by financing activities	37,889
Net increase in cash during fiscal year	4,469
Cash balance at beginning of fiscal year	7,000
Cash balance at end of fiscal year	$11,469
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Coastal Financial Security, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2002

	Common Shares	Common Amount	Paid in Capital	Retained Deficit	Total
Balance at January 1, 2002	100	$100	$59,026	($45,015)	$14,111
Capital contribution			37,889		37,889
Net loss				(45,393)	(45,393)
Balance at December 31, 2002	100	$100	$96,915	($90,408)	$6,607

Please see the notes to the financial statements.

Coastal Financial Security, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2002

1. Organization of the Company and Nature of Operations

Coastal Financial Security, Inc. (the Company) is a Florida State Corporation formed in 1984 for the purpose of conducting business as fully disclosed introducing broker/dealer. The Company is registered with the National Association of Securities Dealers and the Securities and Exchange Commission to operate as a broker/dealer. The Company was purchased by Independent Service Assets Management Inc. in April 2002 and became a wholly owned subsidiary of Independent Service Asset Management Inc. The Company's office is located in Orangeburg, New York.

The Company clears transactions for its client accounts on a fully disclosed basis through a clearing broker and receives a brokerage fee based upon the amount of trades transacted.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash

For the purposes of determining the changes in cash flows for the year ended December 31, 2002, cash includes deposits at banks with maturities of three months or less.

Revenue Recognition

Commission revenues are recorded on the settlement date, which is not materially different from the trade date.

Income taxes

The Company's losses are consolidated with the parent company for the purpose of filing income tax returns. Consequently, no provision for income taxes has been made in the statement of operations.

New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, "*Accounting for Costs Associated with Exit of Disposal Activities*"(SFAS 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities. Under SFAS 146 companies will recognize a cost associated with an exit or disposal activity when a liability has been incurred. SFAS 146 also introduces discounting the liability associated with the exit or disposal activity for the time between the cost being incurred and when the liability is ultimately settled. Management has concluded that the adoption of SFAS 146 would not have had a material impact on the Company's fiscal 2002 financial position or results of operations.

In October 2002, the FASB issued SFAS No. 147, "*Acquisitions of Certain Financial Institutions*"(SFAS 146). The statement provides guidance on the accounting for the acquisition of a financial institution where the excess of the fair value of liabilities assumed over the fair value of tangible and intangible assets acquired represents goodwill. Management has concluded that the adoption of SFAS 147 would not have had a material impact on the Company's fiscal 2002 financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation-Transition and Disclosure*"(SFAS 148). The statement provides alternative methods of transition for a change to a fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123. Management has concluded that the adoption of SFAS 148 would not have had a material impact on the Company's fiscal 2002 financial position or results of operations.

3. Fair Values of Financial Instruments

The carrying amounts of cash, prepaid expense, and accounts payable reported in the balance sheet are estimated by management to approximate fair value.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of its customers through a clearing broker. The Company, by its clearing agreement with the clearing broker, is responsible for any customer deficits that should arise at the clearing broker attributable to the customers of the Company.

The Company seeks to control these risks by monitoring the transactions of all customers' accounts on a daily basis.

5. Concentration of Credit Risk

The Company relies on the financial support of its parent company and sole shareholder. A withdrawal of this support would have a material adverse affect on the Company's financial position and its ability to continue to operate as a going concern.

6. Net Capital Requirements

As an broker dealer, the Company is subject to the Securities and Exchange Commission Rule 15c3-1, which requires the Company to maintain aggregate indebtedness, as defined, below 15 times net capital and to maintain net capital of $5,000. At December 31, 2002, the Company's net capital, as defined, was in excess of the minimum net capital requirement by $1,472 and had an aggregate indebtedness to net capital ratio of approximately 0.77 to 1.

7. Related Party Transactions

The parent company provided office space to the Company since its purchase of the Company in April 2002. The Company does not pay rent to the parent company for the use of the space.

DONAHUE ASSOCIATES, L.L.C.
27 Beach Road, Suite C05A
Monmouth Beach, NJ 07750
Phone: 732-229-7723

Report on Internal Control Procedures

The Shareholder
Coastal Financial Security, Inc.

In planning and performing the audit of the financial statements of Coastal Financial Security, Inc. for the fiscal year ending December 31, 2002, we considered the Company's internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 17a-5(g)(1) of the Securities & Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 17-a-5(g)(1) in making the periodic computations of minimum financial requirements pursuant to Regulation 17a-3(a)(11) and in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, specifications, and comparisons, and the recordation of differences required by Rule 17a-13 in complying with the requirements for the prompt payment of securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for its customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study and exclusive of the discussion in the preceding paragraph, we believe the Company's practices and procedures were adequate as of December 31, 2002.

We have attached a reconciliation of the audited net capital at December 31, 2002 and your unaudited Focus Report 11A filing at December 31, 2002.

This report recognizes that it is not practical for the Company to achieve all the divisions of duties and crosschecks generally included in a system of internal control and that alternatively greater reliance must be placed on surveillance by management. We hereby attest that the requirements prescribed by the Securities and Exchange Commission, under authority of Rule 17a-5 has been observed by us in the conduct of our audit.

Donohue Associates

Monmouth Beach, New Jersey
February 18, 2003

Part IIA-Draft-Period: **31-Dec-02**

ASSETS

Consolidated		198
Unconsolidated	x	199

		Allowable		Non-Allowable		Total	
1.	Cash	$11,469	200			$11,469	750
2.	Receivables from brokers or dealers:						
	A. Clearance account		295				
	B. Other (commissions)		300		550	0	810
3.	Receivables from non-customers		355		600	0	830
4.	Securities and spot commodities owned, at market value						
	A. Exempted securities		418				
	B. Debt securities		419				
	C. Options		420				
	D. Other securities		424				
	E. Spot commodities		430			0	850
5.	Securities and/or other investments not readily marketable:						
	A. At cost 130						
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities 150						

Part IIA-Draft-Period: 31-Dec-02

	B. Other securities [160]						
7.	Secured demand notes market value of collateral		[470]		[640]		[890]
	A. Exempted securities						
	B. Other securities						
8.	Memberships in exchanges:						
	A. Owned, at market						
	B. Owned, at cost				[650]		
	C. Contributed for use of the company, at market value				[660]		[900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]		[670]		[910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[490]		[680]		[920]
11.	Other assets (prepaid expense)		[535]	135	[735]	135	[930]
12.	**TOTAL ASSETS**	$11,469	[540]	$135	[740]	$11,604	[940]

Part IIA-Draft-Period: **31-Dec-02**

LIABILITIES AND OWNERSHIP EQUITY

	LIABILITIES	A.I Liabilities		Non A.I. Liabilities	Total	
13.	Bank loans payable		1045	1255		1470
14.	Payable to brokers or dealers:					
	A. Clearance account		1114	1315		1560
	B. Other		1115	1305		1540
15.	Payable to non-customers		1155	1355		1610
16.	Securities sold not yet purchased, at market value			1360		1620
17.	Accounts payable, accrued liabilities, expenses and other	4,997	1205	1385	4,997	1685
18.	Notes and mortgages payable					
	A. Unsecured		1210			1690
	B. Secured		1211	1390		1700
19.	Liabilities subordinated to claims of general creditors:					
	A. Cash borrowings:					
	1. From outsiders 970					
	2. Includes equity subordination (15c3-1(d)) of 980					
	B. Securities borrowings, at market value:			1410		1720
	1. From outsiders 990					

Part IIA-Draft-Period: **31-Dec-02**

	C. Pursuant to secured demand note collateral agreements					1420		1730
	1. From outsiders	1000						
	2. Includes equity subordination (15c3-1(d)) of	1010						
	D. Exchange memberships contributed for use of company, at market value					1430		1740
	E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20.	**TOTAL LIABILITIES**		4,997	1230	0	1450	4,997	1760

OWNERSHIP EQUITY

			Total	
21.	Sole proprietorship			1770
22.	Partnership (limited partners)	1020		1780
23.	Corporations:			
	A. Preferred stock			1791
	B. Common stock		100	1792
	C. Additional paid-in-capital		96,915	1793
	D. Retained earnings		(90,408)	1794
	E. Total		6,607	1795
	F. Less treasury stock			1796

Part IIA-Draft-Period: **31-Dec-02**

24.	**TOTAL OWNERSHIP EQUITY**	6,607	1800
25.	**TOTAL LIABILTITES AND OWNERSHIP EQUITY**	11,604	1810

Part IIA-Draft-Period: **31-Dec-02**

Begin date:	1-Jan-02	3932
End date:	31-Dec-02	3933
Months:	12	3931

REVENUE

1.	Commissions:			
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	$1,179	39
	b.	Commissions on listed option transactions		39
	c.	All other securities commissions		39
	d.	Total securities commissions	1,179	39
2.	Gains or losses on firm securities trading accounts			
	a.	From market making in options on a national securities exchange		39
	b.	From all other trading		39
	c.	Total gain (loss)		39
3.	Gains or losses on firm securities investment accounts			39
4.	Profit (loss) from underwriting and selling groups			39
5.	Revenue from sale of investment company shares			39
6.	Commodities revenue			39
7.	Fees for account supervision, investment advisory and administrative services			39
8.	Other revenue			39
9.	Total revenue		1,179	40

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		32,500	41
11.	Other employee compensation and benefits			41
12.	Commissions paid to other broker-dealers		955	41
13.	Interest expense			40
	a.	Includes interest on accounts subject to subordination agreements [4070]		

Part IIA-Draft-Period: **31-Dec-02**

14.	Regulatory fees and expenses		2,969	4195
15.	Other expenses (see below)		10,148	4100
16.	Total expenses		46,572	4200
NET INCOME				
17.	Net income (loss) before Federal Income taxes and items below (Item 9 less Item 16)		(45,393)	4195
18.	Provision for Federal Income taxes (for parent only)			4220
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
	a. After federal income taxes of	4238		
20.	Extraordinary gains (losses)			
	a. After federal income taxes of	4239		
21.	Cumulative effect of changes in accounting principles			4225
22.	Net income (loss) after Federal income taxes and extraordinary items		(45,393)	4230
MONTHLY INCOME				
23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items			4211

Other expenses:

Payroll Taxes	$2,508
Supervisory fees	5,000
Telephone	890
Administration	1,750
Total	$10,148

Part IIA-Draft-Period: **31-Dec-02**

EXEMPTIVE PROVISIONS

25. if an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)- Limited business (mutual funds and/or variable annuities only) [4550]

B. (k) (2)(i)- Special Account for the Exclusive Benefit of "customers" maintained X [4560]

C. (k) (2)(ii)- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of firm (s) X [4570]

Clearing firm SEC#'s	Name		Product Code
4335A	First Southeastern Securities	4335A2	4335B

D. (k) (3)- Exempted by order of the Commission [4580]

Part IIA-Draft-Period: 31-Dec-02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from the Statement of Financial Condition			6,607	3480
2.	Deduct ownership equity not allowable for Net Capital				3490
3.	Total ownership equity qualified for Net Capital			6,607	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				
		3525A	3525B		
		3525C	3525D		
		3525E	3525F		3525
5.	Total capital and allowable subordinated liabilities			6,607	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	135	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(135)	3620
7.	Other additions and/or credits (List)				
		3630A	3630B		
		3630C	3630D		
		3630E	3630F		3630
8.	Net capital before haircuts on securities positions			6,472	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				

Part IIA-Draft-Period: **31-Dec-02**

A.	Contractual securities commitments			[3660]	
B.	Subordinated securities borrowings			[3670]	
C.	Trading and investment securities:				
	1. Exempted securities			[3735]	
	2. Debt securities			[3733]	
	3. Options			[3730]	
	4. Other securities			[3734]	
D.	Undue concentration			[3750]	
E.	Other (list)				
			[3736A]	[3736B]	
			[3736C]	[3736D]	
			[3736E]	[3736F]	[3740]
10.	Net Capital				6,472 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIRMENT

Part A

11.	Minimum net capital required (6 2/3% of Line 20)	333 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	1,472 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 20)	472 [3780]

Part IIA-Draft-Period: **31-Dec-02**

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. Liabilities from Statement of Financial Condition			4,997	3790
17.	Add:				
	A. Drafts for immediate credit		3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		3810		
	C. Other unrecorded amounts (List)				
		3820A	3820B		
		3820C	3820D		
		3820E	3820F		3830
19.	Total aggregate indebtedness			4,997	3840
20.	Percentage of aggregate indebtedness to net capital (line 20/line 10)			77%	3850

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	76%	3860